# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Royalty Pharma plc, CIK 0001802768
CUSIP: G7709Q104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Date of event which requires filing of this statement: 05/16/2025
Filed by CIK 0001507678
Persons authorized to receive notices and communications: Legorreta G. Pablo, 110 East 59th Street, New York, New York (NY), 10022, (212) 883-0200

## Reporting persons
- Legorreta G. Pablo (CIK 0001507678): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,809,505; shared voting power 95,303,291; sole dispositive power 7,809,505; shared dispositive power 84,986,903; aggregate amount beneficially owned 103,112,796 (19.74% of the class)
- Legorreta Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 37,535,019; sole dispositive power 0; shared dispositive power 37,535,019; aggregate amount beneficially owned 37,535,019 (8.14% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Royalty Pharma plc
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following entities and person, each of whom is referred to individually as a "Reporting Person" and collectively as the "Reporting Persons":

(i) Pablo Legorreta; and
(ii) Legorreta Investments, LLC

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person, and such beneficial ownership is expressly disclaimed.
Residence or business address: Mr. Legorreta's business address is 110 East 59th Street, New York, NY 10022. He is the Chief Executive Officer of the Issuer, a director and the Chairman of the board of directors of the Issuer (the "Board"). Mr. Legorreta is a citizen of the United States.
Present principal occupation or employment: The principal business of Mr. Legorreta is serving as the Chief Executive Officer and Chairman of the Board of the Issuer. The principal business of Legorreta Investments, LLC is holding securities of the Issuer.
Criminal convictions in the last five years: and (e) During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: None
Citizenship: Mr. Legorreta is a citizen of the United States of America. Legorreta Investments, LLC is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 16, 2025, Royalty Pharma Holdings Ltd. ("RPH"), a subsidiary of the Issuer, consummated the transactions contemplated by the Membership Interests Purchase Agreement, dated as of January 10, 2025, and as amended by Amendment No. 1 to the Membership Interests Purchase Agreement, dated April 11, 2025 (the "Purchase Agreement"), by and among RPH, Royalty Pharma Manager, LLC (f/k/a Royalty Pharma, LLC), a Delaware limited liability company ("RP LLC"), RP Management, LLC, a Delaware limited liability company ("RP Management"), RPM I, Holdings, LLC, a Delaware limited liability company ("RPM I"), RP MIP Holdings, LLC ("RP MIP Holdings"), Pablo Legorreta (collectively, with RPM I and RP MIP Holdings, the "Sellers") and the Issuer, pursuant to which, among other things and upon the terms and subject to the conditions set forth in the Purchase Agreement, RPH acquired all of the equity interests of RP LLC from the Sellers (the "Transaction").

At the closing of the Transaction, the Sellers (or persons desinated by them) received non-voting Class E ordinary shares of RPH (the "Class E Shares" and such securities, together with any other securities representing a direct or beneficial interest in RPH which are ultimately exchangeable for Class A Shares of the Issuer, "RPH Exchangeable Securities") and subscribed for such number of Class B Shares of the Issuer equal to the number of Class E Shares they received as part of the Transaction consideration, at a price of the nominal value of $0.000001 per Class B Share (the "Class B Shares"). In the Transaction, Mr. Legorreta designated an entity wholly owned by him to receive 13,356,742 Class B Shares of the Issuer and 13,356,742 Class E Shares. Mr. Legorreta acquired the Class B Shares reported above for investment purposes in connection with the Transaction. In the Transaction, RP MIP Holdings indirectly acquired 11,173,524 Class B Shares of the Issuer and 11,173,524 Class E Shares. Mr. Legorreta does not have dispositive power over such shares. Mr. Legorreta does, however, have voting power over such shares pursuant to a management agreement and and therefore may be deemed to be a beneficial owner of such shares. Finally, an entity wholly owned by Mr. Legorreta has the right to acquire up to 857,136 Class E Shares that were issued in the Transaction and are owned by certain other employees of the Issuer for no additional consideration in the event that those securities do not vest in accordance with their terms and are forfeited by such employees.

As reported in the Issuer's statement of changes in beneficial ownership filed on Form 4 on May 20, 2025, pursuant to the dissolution of the RP Management Equity Incentive Plan Trust as part of the Transaction, Mr. Legorreta received 530,348 Class A Shares of the Issuer for no consideration from the RP Management Equity Incentive Plan Trust on May 16, 2025.

As reported in the Issuer's statement of changes in beneficial ownership filed on Form 4 on May 9, 2025, pursuant to the settlement of Equity Performance Awards on May 8, 2025, Mr. Legorreta received 288,352 Class A Shares of the Issuer for no consideration.

As reported in the Issuer's definitive proxy statement filed on Schedule 14A on April 11, 2025 (the "Proxy Statement"), Mr. Legorreta beneficially owned 3,668,170 Class A Shares and 74,095,660 Class B Shares of the Issuer (and corresponding RPH Exchangeable Securities). The Class B Shares and the RPH Exchangeable Shares may be exchanged for Class A Shares at the option of the holder. Class B Shares are entitled to one vote per share. The above includes shares owned by Mr. Legorreta and by family investment vehicles controlled by Mr. Legorreta and shares beneficially owned by Mr. Legorreta's spouse and children.

Certain of such shares were acquired in open market transactions in 2023. In connection with such open market transactions, the Issuer disclosed the following statements of changes in beneficial ownership on Form 4:

(i) As reported in the Issuer's statement of changes in beneficial ownership filed on Form 4 on June 28, 2023, Mr. Legorreta acquired 130,000 Class A Shares of the Issuer, at a price of $29.5136 per Class A Share, on June 28, 2023, in open market transactions.

(ii) As reported in the Issuer's statement of changes in beneficial ownership filed on Form 4 on June 13, 2023, Mr. Legorreta acquired 45,000 Class A Shares of the Issuer, at a price of $32.9988 per Class A Share, on June 12, 2023, and 45,000 Class A Shares of the Issuer, at a price of $32.77576 per Class A Share, on June 13, 2023, in open market transactions.

(iii) As reported in the Issuer's statement of changes in beneficial ownership filed on Form 4 on May 24, 2023, Mr. Legorreta acquired 150,000 Class A Shares of the Issuer, at a price of $32.2496 per Class A Share, on May 24, 2023, in open market transactions.

(iv) As reported in the Issuer's statement of changes in beneficial ownership filed on Form 4 on May 17, 2023, Mr. Legorreta acquired 160,388 Class A Shares of the Issuer, at a price of $33.5669 per Class A Share, on May 16, 2023, and 69,612 Class A Shares of the Issuer, at a price of $32.9411 per Class A Share, on May 17, 2023, in open market transactions.

Shares were also acquired by the Reporting Persons: (i) as a result of an exchange offer and related transactions (the "Exchange Offer") consummated in February 2020 prior to the Issuer's initial public offering pursuant to which certain Reporting Persons exchanged (x) existing limited partnership interests in legacy investment feeder funds of Royalty Pharma Investments, an Irish unit trust, and (y) additional limited partnership interests in such legacy feeder funds received as part of the Exchange Offer by virtue of the crystallization of carried interest beneficially owned by certain Reporting Persons in such legacy feeder funds, in each case, for limited partnership interests of RPI US Partners 2019, LP ("US Partners 2019"); and (ii) the vesting of certain special limited partnership interests issued in connection with the Exchange Offer which vested based on certain performance thresholds based on the trading price of the Class A Shares (in the form of limited partnership interests of US Partners 2019 and Class A Shares) in accordance with the terms of the limited partnership agreements of US Partners 2019 and RPI International Partners 2019, LP in December 2020.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 2 and is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

Each Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions a Reporting Person might undertake may be made at any time and from time to time without prior notice and may be informed by such Reporting Person's review of numerous factors, including but not limited to an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels and availability of the Issuer's securities or other financial instruments; general market, industry and economic conditions; tax considerations; such Reporting Person's trading and investment strategies; the relative attractiveness of alternative business and investment opportunities; other future developments; and other factors deemed relevant by such Reporting Person.

Subject to the terms and conditions of the documents described herein to which a Reporting Person is a party, such Reporting Person may engage in discussions with management, the Board, other securityholders of the Issuer, industry analysts and other relevant parties. These discussions and other factors may result in a Reporting Person's consideration of various alternatives with respect to his or its investment, including possible changes in the present Board and/or management of the Issuer or other alternatives to increase shareholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer.

Mr. Legorreta serves as the Chief Executive Officer of the Issuer and the Chairman of the Issuer's Board. In such capacity, Mr. Legorreta may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Other than as described above, no Reporting Person currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although depending on the factors discussed herein, any Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time and reserves the right to develop alone, or with others, such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Pablo Legorreta

Amount beneficially owned: 103,112,796
Percent of Class: 19.74%

The above number includes 98,625,926 Class A Shares that may be issued pursuant to the A&R Exchange Agreement as defined below.

Legorreta Investments, LLC
Amount beneficially owned: 37,535,019
Percent of Class: 8.14%

The above number includes 37,074,880 Class A Shares that may be issued pursuant to the A&R Exchange Agreement as defined below.

The aggregate percentage of Class A Shares reported as beneficially owned by each Reporting Person is determined in accordance with SEC rules and is based upon a total of 423,820,103 Class A Shares outstanding and the number of Class A Shares that may be issued to the above pursuant to the A&R Exchange Agreement, as described below. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include the Issuer's Class A Shares issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Pablo Legorreta

Number of shares the Reporting Person has:

Sole power to vote or direct the vote: 7,809,505

Shared power to vote: 95,303,291

Sole power to dispose or direct the disposition of: 7,809,505

Shared power to dispose or direct the disposition of: 84,986,903

Represents 882,495 Class A Shares and 6,927,010 Class B Shares of the Issuer and corresponding RPH Exchangeable Securities held solely by Pablo Legorreta.

Represents 3,604,375 Class A Shares and 91,698,916 Class B Shares of the Issuer and RPH Exchangeable Securities held by the following entities that may be deemed to result in indirect beneficial ownership by Mr. Legorreta: (i) Pablo Legorreta IRA, Pablo Legorreta SEP IRA, Legorreta Investments, LLC, Legorreta Investments II, LLC, PL RPH AIV, LLC, PL RPH Holdings, LLC, Legorreta Children 2002 Trust, GST-Exempt 2012 Legorreta Family Trust, GST-Exempt Legorreta 2020 Family Trust, and Legorreta 2023 SR Trust, which are investment entities and family investment vehicles controlled by Mr. Legorreta, (ii) 11,173,524 Class B Shares and Class E Shares held by RP MIP (Cayman), LP, an entity which has delegated voting (but not dispositive) control to an investment adviser controlled by Mr. Legorreta, (iii) 299,120 Class A Shares and 1,470,140 Class B Shares and corresponding RPH Exchangeable Securities beneficially owned by Mr. Legorreta's spouse, and (iv) 20,000 Class A Shares beneficially owned by Mr. Legorreta's children. In connection with the consummation of the Transaction, an entity wholly owned by Mr. Legorreta has the right to acquire up to 857,136 Class E Shares that were issued in the Transaction and are owned by certain other employees of the Issuer for no additional consideration in the event that those securities do not vest in accordance with their terms and are forfeited by such employees. Mr. Legorreta disclaims beneficial ownership of the shares held by (i) the above vehicles and (ii) his spouse and children.

Legorreta Investments, LLC

Number of shares the Reporting Person has:

Sole power to vote or direct the vote: 0

Shared power to vote: 37,535,019

Sole power to dispose or direct the disposition of: 0

Shared power to dispose or direct the disposition of: 37,535,019

Represents 460,139 Class A Shares and 37,074,880 Class B Shares of the Issuer and RPH Exchangeable Securities held by Legorreta Investments, LLC, a Delaware limited liability company ("Legorreta Investments"), which is an affiliate controlled and majority-owned by Mr. Legorreta. Mr. Legorreta controls the voting and disposition of the shares held by Legorreta Investments.

Mr. Legorreta controls the voting and disposition of the shares held by Legorreta Investments. Mr. Legorreta disclaims beneficial ownership of the shares held by Legorreta Investments.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in Class A Shares or Class B shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of each Reporting Person, no one other than the Reporting Persons identified herein has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares or Class B Shares reported herein as beneficially owned by any Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Items 3, 4 and 6 of this Schedule 13D and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference.

Purchase Agreement

Pursuant to the Purchase Agreement, Mr. Legorreta designated an entity wholly owned by him to receive 13,356,742 Class E Shares and 13,356,742 Class B Shares of the Issuer. The Class E Shares are subject to vesting on a straight-line basis over five years and are subject to forfeiture if Mr. Legorreta (i) resigns other than for "good reason" or voluntarily ceases to have a business relationship with the Company group during that period, (ii) is terminated as a service provider of the Company group for cause, or (iii) breaches certain restrictive covenant obligations. Upon vesting, such Class E Shares received by Mr. Legorreta will be exchangeable for equivalent class B ordinary shares of RPH on a one-for-one basis (the "RPH Class B Shares"). Such RPH Class B Shares are exchangeable on a one-for-one basis for the Issuer's Class A Shares.

Amended and Restated Exchange Agreement

Concurrently with the consummation of the Transaction, certain recipients designated by the Sellers, PL RPH AIV, LLC, and the parties to the existing Exchange Agreement, dated as of December 31, 2024, entered into that certain Amendment and Restatement Agreement to the Exchange Agreement, dated as of May 16, 2025 (the "A&R Exchange Agreement"), pursuant to which such recipients and PL RPH AIV, LLC became parties to the Amended and Restated Exchange Agreement and are able to exchange the Class E Shares acquired by them in connection with the Purchase Agreement after any redesignation into class B ordinary shares of RPH (in the case of the designated recipients) or other RPH Exchangeable Securities they may hold (in each case, as represented by depositary receipts) on a one-for-one basis for the Issuer's Class A Shares.

Amended and Restated Articles of Association

In connection with the Transaction, the articles of association of the Issuer were amended and restated in their entirety by a special resolution passed by the shareholders of the Issuer at the Annual General Meeting and Special Meeting of Shareholders held on May 12, 2025 and a written class consent of the holders of the Class B ordinary shares of the Issuer (the "A&R Articles"). The A&R Articles, which were adopted on May 12, 2025, provide additional rights to redesignate Class B Shares of the Issuer into deferred shares of the Issuer when an equal number of Class E Shares are also redesignated into deferred shares.

Registration Rights Agreement

In connection with the Issuer's IPO, the Issuer and certain specified shareholders of the Issuer entered into that certain Registration Rights Agreement, dated as of June 18, 2020 (the "Registration Rights Agreement"), pursuant to which certain affiliates of the Issuer may require the Issuer to file a registration statement with the SEC registering the offer and sale of a specified number of Class A Shares. In addition, the directors and named executive officers of the Issuer, including Mr. Legorreta, were provided with unlimited piggyback registration rights, subject to limitations on the number of requests for registration that can be made in any twelve-month period as well as customary cutbacks at the discretion of the underwriters.

Pledging

Certain Reporting Persons have pledged interests exchangeable for 15,850,000 Class A Shares pursuant to a pledge agreement to secure a loan made to such Reporting Persons. The actual amount of borrowings against pledged shares is subject to the Issuer's Policy Restricting Pledging. The Reporting Persons may pledge additional shares or may reduce the number of shares pledged from time to time.

Except for the agreements described in this Schedule 13D, to the best knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between each Reporting Person and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

The foregoing descriptions of the Purchase Agreement, the A&R Exchange Agreement, the A&R Articles and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, the A&R Exchange Agreement, the A&R Articles and the Registration Rights Agreement which are filed as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively, and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement regarding filing of Schedule 13D, dated as of May 23, 2025, between Pablo Legorreta and Legorreta Investments, LLC.

2 Membership Interests Purchase Agreement, dated as of January 10, 2025, and as amended by Amendment No. 1 to the Membership Interests Purchase Agreement, dated April 11, 2025, by and among Royalty Pharma Holdings Ltd, Royalty Pharma Manager, LLC, RP Management, LLC, the Sellers named therein and Royalty Pharma plc (incorporated by reference to Annex A and Annex AA to Royalty Pharma plc's definitive proxy statement on Schedule 14A submitted to the SEC on April 11, 2025).

3 Amendment and Restatement Agreement to the Exchange Agreement, dated as of May 16, 2025, by and among Royalty Pharma plc, Royalty Pharma Holdings Ltd, RIP US Partners 2019, LP, RIP International Holdings 2019, LP, RPI US Feeder 2019, LP, RIP International Feeder 2019, LP, RPIA EPA Vehicle, LLC, the Internalization Shareholders named therein and PL RPH AIV, LLC (incorporated by reference to Exhibit 10.2 to Royalty Pharma plc's report on Form 8-K submitted to the SEC on May 19, 2025).

4 Amended and Restated Articles of Association of Royalty Pharma plc, adopted as of May 12, 2025 (incorporated by reference to Exhibit 3.1 to Royalty Pharma plc's report on Form 8-K submitted to the SEC on May 19, 2025).

5 Registration Rights Agreement, dated as of June 18, 2020, among Royalty Pharma Plc and the Persons listed on Schedule A and Schedule B thereto (incorporated by reference to Exhibit 10.3 to Royalty Pharma plc's annual report filed on Form 10-K submitted to the SEC on February 12, 2025).

* Previously filed by the Issuer.

## Signatures
- Legorreta G. Pablo: /s/ Pablo Legorreta, Pablo Legorreta/Reporting Person (05/23/2025)
- Legorreta Investments, LLC: /s/ Pablo Legorreta, Pablo Legorreta/General Manager (05/23/2025)